January 4, 2022

VIA CORRESPONDENCE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Nicholas Nalbantian

Cara Wirth

Re: Four Seasons Education (Cayman) Inc.

Form 20-F for Fiscal Year Ended February 28, 2022

Response Dated December 7, 2022

File No. 001-38264

Dear Mr. Nalbantian and Ms. Wirth:

This letter sets forth the response of Four Seasons Education (Cayman) Inc. (the “Company”) to the comments contained in the letter dated December 22, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s December 7, 2022 response and the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2022 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. We propose to file an amendment to the Form 20-F (the “Amended Form 20-F”) once all comments have been addressed to the Staff’s satisfaction.

Response Dated December 7, 2022

Item 3. Key Information, page 5

1.
We note your response to comment 1 and reissue in part. We note your disclosure that "PRC laws and regulations place certain restriction on direct foreign investment in and ownership of China-based companies that engage in private education business." Please revise here and throughout your annual report, as applicable, to clarify that PRC laws and regulations place certain restrictions on direct foreign investment ownership of China-based issuers, and also places separate restrictions on foreign investment in the private education business.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F.

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Our Holding Company Structure and Contractual Arrangements with the ~~Consolidated Affiliated Entities~~ VIEs

Four Seasons Education (Cayman) Inc. is not ~~a Chinese~~ an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has ~~with~~ no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment ~~in and~~ ownership of China-based companies, and also places separate restrictions on foreign investment in the private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) variable interest entities consolidated under U.S. GAAP, or the consolidated VIEs, ~~our VIEs,~~ namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries ~~affiliated entities~~, and (iii) the shareholders of the consolidated VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. ~~We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi.~~ Net revenues contributed by the VIEs accounted for 100% of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively.

Page 89 of the Form 20-F.

Contractual Arrangements with the~~Our~~ VIEs, Their~~Its~~ Shareholder and Us

PRC laws and regulations place certain restrictions on direct foreign investment ~~in and~~ ownership of China-based companies, and also places separate restrictions on foreign investment in the private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through ~~our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their affiliated entitie~~s. ~~Accordingly, we conduct our operations in the PRC principally~~ contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) the consolidated variable interest entities, or the consolidated VIEs, ~~our VIEs,~~ namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries ~~affiliated entities~~, and (iii) the shareholders of the consolidated VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. ~~We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi.~~

2.
We note your amended disclosure in response to comment 4. Please revise to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and Macau. We note your response to comment 3 and reissue in part. We acknowledge your proposed disclosure that Hong Kong as a Special Administrative Region has a different legal system from the rest of China and as a result has its own laws and regulations.

Division of Corporation Finance Office of Trade & Services Page 3

Please discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of location-specific regulations that should be discussed include:
•
The enforceability of civil liabilities in Hong Kong.
•
Disclosure on how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business or accept foreign investment.
•
Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 9 of the Form 20-F.

……

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC, or the Standing Committee of the NPC, promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also announced recently that it would step up supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted

Division of Corporation Finance Office of Trade & Services Page 4

overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. As of the date of this annual report, our Hong Kong subsidiary has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority. See “Risk Factors-Risks Related to Doing Business in China-Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our existing and future operations in Hong Kong.”

Page 55 of the Form 20-F.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States.

All of our current operations are conducted in the PRC. In addition, all of our current directors and officers, namely Peiqing Tian, Yi Zuo, Shaoqing Jiang, Zongwei Li and Bing Yuan, reside within mainland China and Hong Kong ~~are nationals and residents of countries other than the United States~~ and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

In addition, judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice;

Division of Corporation Finance Office of Trade & Services Page 5

(c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.”

Furthermore, we propose to add an “Enforceability of Civil Liability” section on the Amended Form 20-F as follows:

Page 10 of the Form 20-F.

Enforceability of Civil Liability

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers, namely Peiqing Tian, Yi Zuo, Shaoqing Jiang, Zongwei Li and Bing Yuan, reside within mainland China and Hong Kong and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Division of Corporation Finance Office of Trade & Services Page 6

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

We also propose to add the following additional risk factor in the Amended Form 20-F:

Page 43 of the Form 20-F.

Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our existing and future operations in Hong Kong.

Division of Corporation Finance Office of Trade & Services Page 7

On June 30, 2020, the Standing Committee of the NPC promulgated the Law of the PRC on Safeguarding National Security in Hong Kong. The interpretation of the Law of the PRC on Safeguarding National Security in Hong Kong involves a degree of uncertainty. Recently, the PRC government announced that it would step up supervision of overseas listed PRC businesses. Under the new measures, the PRC government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. The PRC government will also check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

We and the VIEs conduct business operations in the PRC although we have established a subsidiary in Hong Kong, Four Seasons Education (Hong Kong) Limited, as a holding company to facilitate overseas securities offering. As of the date of this annual report, Four Seasons Education (Hong Kong) Limited has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority. Although none of our or the VIEs’ business activities appears to be within the current targeted areas of concern mentioned above by the PRC government as our Hong Kong subsidiary is a holding company with no business operations as of the date of the annual report, given the PRC government’s significant oversight over the conduct of business operations in China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in China but into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little or no advance notice. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our ADSs to significantly decline or become worthless.

* * *

Division of Corporation Finance Office of Trade & Services Page 8

If you have any questions regarding the Form 20-F, please contact the undersigned at joanne.zuo@fsesa.com, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at steve.lin@kirkland.com, +8610 5737 9315 (office) or +86 18610495593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Yi Zuo
Name: Yi Zuo

Title: Chief Executive Officer

cc: Xun Wang, Vice Precedent of Finance of Four Seasons Education (Cayman) Inc.

Steve Lin, Esq., Kirkland & Ellis